UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934 (Amendment No. 6)

                                   ONEOK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68267810
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Larry D. Irick, Esq.
                     Vice President and Corporate Secretary
                             Western Resources, Inc.
                             818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-1625
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 23, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D



CUSIP No. 68267810
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTERN RESOURCES, INC.; 48-0290150
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) / /
                                                                  (B) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
--------------------------------------------------------------------------------

                         7   SOLE VOTING POWER
                             0
                             ---------------------------------------------------
                         8   SHARED VOTING POWER
                             4,714,434
          NUMBER OF          An additional 39,892,896 shares of Common Stock
          SHARES             issuable in certain circumstances in the event of
          BENEFICIALLY       the conversion (the conditions for which are not
                             expected to occur within the next 60 days) of
          OWNED BY           19,946,448 shares of Series A Convertible Preferred
          EACH               Stock.
                             ---------------------------------------------------
          REPORTING      9   SOLE DISPOSITIVE POWER
          PERSON WITH        0
                             ---------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             4,714,434
                             An additional 39,892,896 shares of
                             Common Stock issuable in certain
                             circumstances in the event of the
                             conversion (the conditions for which
                             are not expected to occur within the
                             next 60 days) of 19,946,448 shares
                             of Series A Convertible Preferred
                             Stock.

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,434
                  An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.42%
                  Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 68267810
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTAR INDUSTRIES, INC. (f/n/a WESTAR CAPITAL, INC.) 48-1092416
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A) / /
                                                                    (B) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
--------------------------------------------------------------------------------

                    7          SOLE VOTING POWER
                               0
                               -------------------------------------------------
                    8          SHARED VOTING POWER
                               4,714,434
   NUMBER OF                   An additional 39,892,896 shares of Common Stock
   SHARES                      issuable in certain circumstances in the event of
   BENEFICIALLY                the conversion (the conditions for which  are not
                               expected to occur within the next 60 days) of
                               19,946,448 shares of Series A Convertible
   OWNED BY                    Preferred Stock.
   EACH
                               -------------------------------------------------
   REPORTING        9          SOLE DISPOSITIVE POWER
   PERSON WITH                 0
                               ------------------------------------------------
                    10         SHARED DISPOSITIVE POWER
                               4,714,434
                               An additional 39,892,896 shares of
                               Common Stock issuable in certain
                               circumstances in the event of the
                               conversion (the conditions for which
                               are not expected to occur within the
                               next 60 days) of 19,946,448 shares
                               of Series A Convertible Preferred
                               Stock.

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,434
                  An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.42%
                  Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Statement") is filed by Western Resources, Inc. ("Western") and Westar Industries, Inc. (f/n/a Westar Capital, Inc.), a Kansas corporation and a wholly owned subsidiary of Western ("Westar" and, together with Western, the "Reporting Persons"), and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer") which Common Stock is held by Westar. This Statement supplements and amends the statement on Schedule 13D originally filed by Western with the Commission on December 5, 1997, as amended by Amendment No. 1, filed with the Commission on November 29, 1999, Amendment No. 2, filed with the Commission on January 27, 2000, Amendment No. 3, filed with the Commission on March 8, 2000, Amendment No. 4 filed with the Commission on April 8, 2002 and Amendment No. 5 filed with the Commission on April 26, 2002 (as amended, the "Schedule 13D").

     The address of the principal executive offices of the Issuer is: ONEOK, Inc., 100 West Fifth Street, Tulsa, Oklahoma 74103.

Item 4. Purpose of the Transaction.

     The last paragraph of the Reporting Persons' disclosure under Item 4 is deleted in its entirety and is replaced with the following (capitalized terms not otherwise defined herein are used as defined in the Shareholder Agreement filed as Exhibit 3 to this Schedule 13D):

     In addition, to the provision summarized above and the Reporting Persons' rights thereunder, the Reporting Persons may, consistent with the terms of the Shareholder Agreement, dispose of a portion of their investment representing less than 5% of the Voting Power of the Issuer without the prior consent of the Issuer, dispose of all or a portion of their investment in registered public offerings pursuant to demand or piggyback registrations under the terms a Registration Rights Agreement (a copy of which is filed as Exhibit 4 to this Schedule 13D) and pursuant to a Clearly Credible Tender Offer for the Issuer.

     At present, the Reporting Persons intend to pursue the disposition of their investment in the Issuer in any manner permitted by the Shareholder Agreement. The Reporting Persons have engaged JPMorgan to advise them with respect to this matter.

                                    Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2002


                       WESTERN RESOURCES, INC.


                       By:    /s/ Larry D. Irick
                              ------------------------------------------
                              Name:    Larry D. Irick, Esq.
                              Title:   Vice President and Corporate Secretary


                       WESTAR INDUSTRIES, INC.


                       By:     /s/ Paul R. Geist
                               ------------------------------------------
                              Name:    Paul R. Geist
                              Title:   President